UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010	Commission File Number: 001-33838

HARRY WINSTON DIAMOND CORPORATION (Translation of registrant’s name into English)

P.O. Box 4569, Station A Toronto, ON, Canada M5W 4T9 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED the 25th day of August, 2010.

HARRY WINSTON DIAMOND CORPORATION
(Registrant)

By:	/s/ Wendy Kei
Name: Wendy Kei
Title: Vice President, Corporate Controller

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	News Release dated August 25, 2010 - Harry Winston Diamond Corporation announces closing of the purchase to increase its ownership in the Diavik Joint Venture back to 40%